SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2018

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated April 20, 2018 in respect of Key Financial and Performance Indicators for the First Quarter of 2018.

2	Announcement dated April 20, 2018 in respect of Operational Statistics for March 2018.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: April 23, 2018

By:	/s/ Yung Shun Loy Jacky
Name: Yung Shun Loy Jacky
Title: Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Key Financial and Performance Indicators for the First Quarter of 2018

In the first quarter of 2018, the Group continued to deepen the Focus Strategy, promote growth, control costs and reform mechanism. Its profitability continued to improve significantly. The key unaudited financial data in the period were as follows:

•  Overall service revenue amounted to RMB 66,609 million, up by 8.4% year-on-year.

•  Mobile service revenue amounted to RMB 41,511 million, up by 11.6% year-on-year.

•  Fixed-line service revenue amounted to RMB 24,617 million, up by 3.4% year-on-year.

•  Revenue from industrial Internet business amounted to RMB 5,876 million, up by 36.0% year-on-year.

•  EBITDA amounted to RMB 23,909 million, up by 14.0% year-on-year.

•  The profit attributable to the equity shareholders of the Company amounted to RMB 3,005 million, up significantly by 248.7% year-on-year.

Going forward, the Group will further implement the policy requirements of the State regarding network speed upgrade and tariff reduction. Meanwhile, the Group will also continue to deepen the strategy of Focus, Innovation and Cooperation, vigorously accelerate Internet-oriented operation, forcefully push ahead in-depth synergetic business cooperation with strategic investors, speed up improvement in innovative capability and deepen system and mechanism reforms to raise vibrancy and efficiency, striving to start a new era for its innovative development.

To enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first quarter of 2018.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards)

Unit: RMB millions

	For the three months ended 31 March
	2018	2017
Total service revenue	66,609	61,426
Sales of telecommunications products	8,326	7,579

Revenue	74,935	69,005
Interconnection charges	(2,960)	(3,102)
Depreciation and amortisation	(20,017)	(19,024)
Network, operation and support expenses	(13,318)	(13,205)
Employee benefit expenses	(11,920)	(9,832)
Costs of telecommunications products sold	(8,340)	(7,900)
Other operating expenses	(14,488)	(13,991)
Finance costs	(674)	(1,537)
Interest income	455	286
Share of net profit of associates	132	234
Share of net profit of joint venture	102	79
Other income – net	124	163

Profit before income tax	4,031	1,176
Income tax expenses	(1,006)	(311)

Profit for the period	3,025	865

Profit attributable to:
Equity shareholders of the Company	3,005	862

Non-controlling interests	20	3

	As at 31 March 2018	As at 31 December 2017
Total assets	570,043	571,983
Total liabilities	261,731	267,636

Total equity Note 1	308,312	304,347

Note 1:	The Group adopted IFRS/HKFRS 15 “Revenue from contracts with customers” and IFRS/HKFRS 9 (2014) “Financial Instruments” from 1 January 2018. For IFRS/HKFRS 15, the Group elected to use the cumulative effect transition method which resulted in an increase of the opening balance of retained profits at 1 January 2018 by approximately RMB1.8 billion. The Group applied IFRS/HKFRS 9 (2014) retrospectively and has taken the advantage not to restate the comparative information for prior periods with respect to the classification and measurement requirements, which resulted in a decrease in the opening balance of retained profits at 1 January 2018 by approximately RMB0.8 billion.

Business Data

	As at 31 March 2018/ For the period from 1 January 2018 to 31 March 2018	As at 31 December 2017/ For the period from 1 October 2017 to 31 December 2017
Mobile billing subscribers (Million)	293.945	284.163
of which 4G subscribers (Million)	194.202	174.876
Net addition of mobile billing subscribers (Million)	9.782	7.297
of which net addition of 4G subscribers (Million)	19.326	14.592
Mobile handset data traffic (Billion MB)	3,752.5	3,084.2
Mobile voice usage (Billion Minutes)	196.9	209.8
Fixed-line broadband subscribers (Million)	78.057	76.539
Net addition/(loss) of fixed-line broadband subscribers (Million)	1.518	(0.867)
Fixed-line local access subscribers (Million)	58.758	59.997
Net loss of fixed-line local access subscribers (Million)	(1.239)	(1.763)

In the first quarter of 2018, the Group continued to deepen the Focus Strategy, promote growth, control costs and reform mechanism. Its profitability continued to improve significantly. The Group actively promoted the mobile business model transformation and enhanced the quality of new subscribers through innovating products and marketing models. Using a low cost and subsidy model for expanding subscriber base, the Group achieved accelerated growth in mobile service. In the first quarter of 2018, the Group’s mobile billing subscribers registered a net addition of 9.78 million as compared to the end of last year, reaching a total of 294 million. Mobile billing subscriber ARPU was RMB 47.9, up by 2.6% year-on-year. Within that, 4G subscribers registered a net addition of 19.33 million, reaching a total of 194 million. Mobile service revenue amounted to RMB 41,511 million, up by 11.6% year-on-year.

In the first quarter of 2018, the Group actively promoted the scale development of innovative services, striving to offset the decline in fixed-line voice revenue and the competitive pressure on the fixed-line broadband market. Revenue from industrial Internet business amounted to RMB 5,876 million, up by 36.0% year-on-year. Facing intense competition in the broadband market, the Group further optimised product offerings, strengthened operation and services, and stimulated the sales vibrancy of front-line staff to constantly enhance the differentiated competitive advantages of its broadband business, leveraging video offering, integrated products and e-commerce channels. The number of fixed-line broadband subscribers reached 78.06 million, representing a net addition of 1.52 million as compared to the end of last year, but the fixed-line broadband access ARPU decreased year-on-year. Fixed-line service revenue amounted to RMB 24,617 million, up by 3.4% year-on-year. Overall service revenue amounted to RMB 66,609 million, up by 8.4% year-on-year.

In the first quarter of 2018, the Group proactively deepened the reform of incentive systems and strengthened performance-based incentives while at the same time appropriately increasing the compensation for front-line staff to lift vibrancy and drive the mutual growth of corporate and employee returns. Employee benefit expenses increased by 21.2% year-on-year. Due to the substantial reduction in interest-bearing debts, finance costs decreased by 56.1% year-on-year during the period. In the first quarter of 2018, benefitting from the robust service revenue growth and effective cost control, EBITDA amounted to RMB 23,909 million, up by 14.0% year-on-year. EBITDA as a percentage of service revenue was 35.9%. The profit attributable to the equity shareholders of the Company amounted to RMB 3,005 million, up significantly by 248.7% year-on-year.

Going forward, the Group will seize firmly the brand new opportunities brought by industry development and mixed-ownership reform, and nurture new DNA, new governance, new operation, new energy and new ecology. The Group will further implement the policy requirements of the State regarding network speed upgrade and tariff reduction. Meanwhile, the Group will also continue to deepen the strategy of Focus, Innovation and Cooperation, vigorously accelerate Internet-oriented operation, forcefully push ahead in-depth synergetic business cooperation with strategic investors, speed up improvement in innovative capability and deepen system and mechanism reforms to raise vibrancy and efficiency, striving to start a new era for its innovative development.

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above financial and business data are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The Company’s shareholders and investors are cautioned not to unduly rely on such data. In the meantime, the Company’s shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board

China Unicom (Hong Kong) Limited

Yung Shun Loy Jacky

Company Secretary

Hong Kong, 20 April 2018

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Operational Statistics for March 2018

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of March 2018.

Operational statistics for the month of March 2018 are as follows:

March 2018
MOBILE BUSINESS:

Aggregate Number of Mobile Billing Subscribers	293.945 million
Net Addition of Mobile Billing Subscribers for the Month	4.105 million

Of which:
Aggregate Number of 4G Subscribers	194.202 million
Net Addition of 4G Subscribers for the Month	7.071 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	78.057 million
Net Addition of Fixed-Line Broadband Subscribers for the Month	0.584 million

Aggregate Number of Local Access Subscribers	58.758 million
Net Addition of Local Access Subscribers for the Month	(0.308) million

1

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of March 2018 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 20 April 2018

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

2